SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 11

ENGELHARD CORPORATION
(Name of Subject Company)

ENGELHARD CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(including the associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

292845104

(CUSIP Number of Class of Securities)

Arthur A. Dornbusch II, Esq.
Vice President, General Counsel and Secretary
Engelhard Corporation
101 Wood Avenue
Iselin, New Jersey 08830
(732) 205-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Kenneth W. Orce, Esq.
W. Leslie Duffy, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005
(212) 701-3000

⁪ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 filed on January 23, 2006, as amended by Amendments No. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 (as so amended, the “Schedule 14D-9”), by Engelhard Corporation, a Delaware corporation (the “Company” or “Engelhard”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

Item 4, Section (b) - Background of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:

“On March 14, 2006, the Board of Directors amended the provisions of the Company’s By-Laws that had provided that the Annual Meeting of the Stockholders of the Company (the “Annual Meeting”) shall be on the first Thursday in May to provide that the date and time of the Annual Meeting shall be as designated by the Board of Directors or a committee thereof. On March 16, 2006, the Company announced that June 2, 2006 had been set as the date for the Annual Meeting and that April 21, 2006 has been set as the record date.

The Company also announced that, in response to BASF’s request for access to non-public information, it had entered into a confidentiality agreement with BASF. Subject to the terms of the confidentiality agreement with BASF, BASF has agreed, among other things, not to file consent solicitation materials or file proxy statements or proxy cards with the SEC prior to April 14, 2006. Also, BASF has agreed not to disseminate to the stockholders of the Company a proxy statement or proxy card prior to May 1, 2006. BASF has also agreed not to deliver any written consents prior to the end of the Annual Meeting (other than written consents of BASF or its subsidiaries). The Company has agreed to similar limitations, subject to the ability of the Company to make the initial filing with the SEC of its proxy statement, proxy card and notice of its Annual Meeting at any time. The Company also agreed that, prior to the Annual Meeting, it would not (i) amend the Company’s By-Laws in any way that would adversely affect the ability of any stockholder of the Company to solicit the written consents of the stockholders of the Company to (a) amend the Company’s By-Laws to change the size of the Board and provide that any newly created vacancies on the Board shall be filled by the stockholders of the Company and (b) fill such newly created vacancies on the Board with individuals selected by BASF or any other stockholder of the Company or (ii) change the size of the Board from the current size of six directors, provided, however, nothing contained the confidentiality agreement shall prevent the Company from amending its By-Laws to change the date of the Annual Meeting. The Company also indicated to BASF that its view of the value of the Company had not changed and that the BASF Offer remains inadequate. A copy of the Company’s press release in connection with the signing of the confidentiality agreement with BASF is included as an exhibit hereto and incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit No.	Description
(a)(1)	Letter to Shareholders of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*
(a)(2)	Text of email to Employees of Engelhard Corporation, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*

Exhibit No.	Description
(a)(3)	Press Release, dated January 23, 2006.*
(a)(4)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(5)	Letter to Barry W. Perry, dated December 21, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(6)	Letter to Barry W. Perry, dated December 22, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(7)	Letter to Barry W. Perry, dated December 27, 2005, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(8)	Letter to the Board of Directors of Engelhard Corporation, dated January 3, 2006, from Dr. Jürgen Hambrecht, Chairman of BASF.*
(a)(9)	Letter to Dr. Jürgen Hambrecht, Chairman of BASF, dated January 23, 2006, from Barry W. Perry, Chairman and Chief Executive Officer of Engelhard Corporation.*
(a)(10)	Press release, dated January 27, 2006.*
(a)(11)	Investor Presentation entitled “Engelhard Response to BASF Offer”.*
(a)(12)	Press release, dated February 2, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 2, 2006).
(a)(13)	Conference Call Transcript (incorporated by reference to Form 8-K filed with the SEC on February 6, 2006).
(a)(14)	Press release, dated February 6, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 6, 2006).
(a)(15)	Press release, dated February 8, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 8, 2006).
(a)(16)	Press release, dated February 16, 2006 (incorporated by reference to Form 8-K filed with the SEC on February 16, 2006).
(a)(17)	Press release, dated March 1, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 1, 2006).
(a)(18)	Press release, dated March 7, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 7, 2006).
(a)(19)	Press release, dated March 16, 2006 (incorporated by reference to Form 8-K filed with the SEC on March 16, 2006).

Exhibit No.	Description
(e)(1)
Rights Agreement, dated as of October 1, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Form 8-K filed with the SEC on October 29, 1998).

(e)(2)	Employment Agreement for Barry W. Perry, effective August 2, 2001 (incorporated by reference to Form 10-Q filed with the SEC on August 13, 2001).
(e)(3)	Amendment to Employment Agreement for Barry W. Perry, effective February 13, 2002 (incorporated by reference to Form 10-K filed with the SEC on March 21, 2002).
(e)(4)	Amendment to Employment Agreement for Barry W. Perry, effective February 3, 2005 (incorporated by reference to Form 8-K filed with the SEC on February 3, 2005).
(e)(5)	2004 Share Performance Incentive Plan for Barry W. Perry, effective February 12, 2004 (incorporated by reference to Form 10-K filed with the SEC on March 11, 2004).
(e)(6)	Engelhard Corporation Form of Change in Control Agreement (incorporated by reference to Form 10-Q filed with the SEC on May 8, 2003).
(e)(7)	Engelhard Corporation Annual Restricted Cash Incentive Compensation Plan, effective as of December 15, 2000 (incorporated by reference to Form 10-K filed with the SEC on March 30, 2001).
(e)(8)	Engelhard Corporation 2002 Long Term Incentive Plan, effective May 2, 2002 (incorporated by reference to the 2001 Proxy Statement filed with the SEC on March 26, 2002).
(e)(9)	Engelhard Corporation Stock Option Plan of 1991—conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(e)(10)
Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (Non Section 16(b) Officers), effective February 1, 2001—conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(11)
Deferred Compensation Plan for Key Employees of Engelhard Corporation, effective August 1, 1985—conformed copy includes amendments through October 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(12)
Deferred Compensation Plan for Directors of Engelhard Corporation, as restated as of May 7, 1987—conformed copy includes amendments through December 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(13)
Key Employees Stock Bonus Plan of Engelhard Corporation, effective July 1, 1986—conformed copy includes amendments through March 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

Exhibit No.	Description
(e)(14)
Stock Bonus Plan for Non-Employee Directors of Engelhard Corporation, effective July 1, 1986—conformed copy includes amendments through October 1998 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(15)	Amendment to Key Employees Stock Bonus Plan of Engelhard Corporation Employees (incorporated by reference to Form 10-Q filed with the SEC on November 8, 2004).
(e)(16)
Engelhard Corporation Directors and Executives Deferred Compensation Plan (1986-1989)—conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(17)
Engelhard Corporation Directors and Executives Deferred Compensation Plan (1990-1993)—conformed copy includes amendments through December 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(18)
Retirement Plan for Directors of Engelhard Corporation, effective January 1, 1985—conformed copy includes amendments through April 2000 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(19)
Supplemental Retirement Program of Engelhard Corporation as amended and restated, effective January 1, 1989—conformed copy includes amendments through February 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(20)	Amendment to the Supplemental Retirement Program of Engelhard Corporation, effective as of October 2, 2003 (incorporated by reference to Form 10-Q filed with the SEC on November 13, 2003).
(e)(21)	Supplemental Retirement Trust Agreement, effective April 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(e)(22)
Engelhard Corporation Directors Stock Option Plan as amended and restated, effective May 4, 1995—conformed copy includes amendments through March 2001 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(23)	Engelhard Corporation Employee Stock Option Plan as amended and restated, effective May 4, 1995 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).
(e)(24)
Engelhard Corporation Deferred Stock Plan for Non-Employee Directors—conformed copy includes amendments made through December 2002 (incorporated by reference to Form 10-K filed with the SEC on March 25, 2003).

(e)(25)
Form of Stock Option Agreement used pursuant to the Engelhard Corporation Stock Option Plan of 1999 for Certain Key Employees (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).

Exhibit No.	Description
(e)(26)	Form of Stock Option Agreement used pursuant to the Engelhard Corporation 2002 Long Term Incentive Plan (incorporated by reference to Form 10-Q filed with the SEC on August 6, 2004).
(e)(27)
Form of Restricted Share Unit Agreement used pursuant to the Engelhard Corporation 2002 Long Term Incentive Plan Employees (incorporated by reference to Form 10-Q filed with the Securities and Exchange Commission on August 6, 2004).

(e)(28)	Change in Control Agreement for Edward Wolynic, effective January 21, 2006 (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(e)(29)	Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(e)(30)	Enhanced Salary Continuation Policy (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(e)(31)	Form of letter agreement (incorporated by reference to Form 8-K filed with the SEC on January 23, 2006).
(g)	Not applicable.

*	Filed previously.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ENGELHARD CORPORATION

By:   /s/ Michael A. Sperduto
         Name: Michael A. Sperduto
         Title:   Vice President and Chief Financial
                     Officer

Dated: March 16, 2006